Exhibit 99.1

Junee Limited’s Subsidiary ASPAC AI Computing Enters Strategic Agreement with PanaAI Technology for Advanced AI Infrastructure

Singapore, October 15, 2024 /PRNewswire/– Junee Limited (NASDAQ: JUNE) (the “Company”), today announced that its wholly-owned subsidiary, ASPAC AI Computing Pty Ltd (“ASPAC”), has entered into a customer purchase agreement (the “Agreement”) with PanaAI Technology Pty Ltd (“PanaAI”). The Agreement, effective as of October 15, 2024, marks a strategic step towards enhancing ASPAC’s capabilities in artificial intelligence and advanced computing.

Under the Agreement, PanaAI will supply ASPAC with a comprehensive suite of high-performance computing resources, including state-of-the-art data center infrastructure, Nvidia Networking products, and Nvidia H200 GPU servers, alongside professional services to support the integration and optimization of these technologies. This collaboration is designed to accelerate ASPAC’s development and deployment of cutting-edge AI solutions, aligning with the Company’s vision to lead in the digital infrastructure sector through technological innovation.

The total consideration for the Services provided by PanaAI is expected to be approximately US$ 100 million, payable in installments over the course of the Agreement. This financial commitment represents a substantial investment in ASPAC’s future growth and is part of the broader non-binding memorandum of understanding(MOU) between Junee Limited and PanaAI, announced on August 27, 2024, which outlined plans for up to US$200 million in investments aimed at fostering innovation and expanding market presence through the development of artificial intelligence products and the construction and operation of supercomputing centers for artificial intelligence technology.

“This Agreement with PanaAI is a pivotal moment for ASPAC and Junee Limited,” said Yu Chun Kit, Director of Junee Limited. “By leveraging PanaAI’s expertise and advanced technology, we are poised to revolutionize the way we deliver smart home and commercial design solutions. Our investment in this partnership underscores our commitment to driving industry leadership through innovation and technology.”

The collaboration with PanaAI is expected to significantly enhance ASPAC’s technical capabilities, enabling the Company to develop more sophisticated AI-driven applications and services that can better meet the evolving needs of customers. With access to top-tier hardware and software, the Company aims to push the boundaries of what is possible in the realm of smart home automation, interior design, and beyond.

For investors and stakeholders, this strategic move by Junee Limited demonstrates the company’s proactive approach to capitalizing on emerging trends in artificial intelligence and technology. It also reflects Junee’s dedication to maintaining a competitive edge in a rapidly evolving market landscape.

Historical Events:

On August 27, 2024, the Company announced a non-binding memorandum of understanding with PanaAI. PanaAI is an artificial intelligence computing services and operations company that is a NVIDIA Cloud Partner in Australia and member of the NVIDIA Ecosystem.in Australia. Both parties agreed to collaborate on the development of artificial intelligence products and explore the construction of supercomputing centers in Australia, potentially involving up to USD $200 million, including 511 AI servers with up to 4,088 GPUs.

On September 18, 2024, the Company announced that its wholly-owned subsidiary, ASPAC AI Computing Pty Ltd entered into a service contract with PanaAI for the design, integration, and deployment of an artificial intelligence superfactory (AISF).

About Junee Limited:

Junee Limited (NASDAQ: JUNE) is a company that specializes in providing high-quality residential and commercial interior design solutions. Through its subsidiaries, including OPS and now ASPAC AI Computing, Junee aims to become a leading technology company dedicated to developing and delivering next-generation digital infrastructure solutions. It is committed to integrating smart technology into every aspect of its offerings, setting new standards for innovation and excellence in the industry.

For more information, please contact:

Media Contact:

Yu Chun Kit

Director

ir@juneelimited.com

+65 6022 1124

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements due to various factors. Investors are advised to refer to the documents filed by Junee Limited with the Securities and Exchange Commission, including the most recent Form 20-F, for a discussion of these risks and uncertainties.